20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4744
27th June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL

07024969

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 27th June 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Document

Title : Announcement of Final Results for the Year Ended 31st March 2007

Date : 27th June 2007

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

FINAL RESULTS
FOR THE YEAR ENDED 31ST MARCH 2007

The audited group profit attributable to the equity holders of the company for the year ended 31st March 2007 amounted to HK$271.8 million, as compared with the profit of HK$216.8 million last year, representing an increase of 25%. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

An interim dividend of HK 8 cents per share was paid on 8th February 2007. The board has recommended the payment of a final dividend of HK 10 cents per share to persons registered as shareholders on 13th September 2007. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 20th September 2007 and the total dividend for the year will be HK 18 cents per share representing 29% increase over last year.

The Register of Members will be closed from Friday, 7th September 2007 to Thursday, 13th September 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 6th September 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2007

	Note	2007 HK$ Million	2006 HK$ Million
Turnover	2	304.8	267.4
Cost of property sales		(108.1)	(87.2)
Property expenses		(56.8)	(55.7)
Gross profit		139.9	124.5
Other income		5.3	1.8
Administrative expenses		(31.9)	(38.5)
Write-back of provision against properties for sale		46.8	42.1
Write-back of impairment loss on leasehold land		56.4	24.8
Impairment of available-for-sale financial assets		–	(5.5)
Fair value gains on investment properties		0.9	1.5
Operating profit	3	217.4	150.7
Finance costs		(6.0)	(5.3)
Share of results of associates		99.2	83.6
Profit before income tax		310.6	229.0
Income tax expense	4	(38.8)	(12.2)
Profit attributable to equity holders of the company		**271.8**	**216.8**
Dividends	5	111.2	86.5
Earnings per share (Basic and Diluted)	6	$0.44	$0.35

CONSOLIDATED BALANCE SHEET

As at 31st March 2007

	Note	2007 HK$ Million	2006 HK$ Million
Non-current assets			
Property, plant and equipment		1.9	2.3
Investment properties		154.5	153.6
Leasehold land		1,477.6	1,499.3
Associates		63.4	67.8
Available-for-sale financial assets		114.0	82.6
Deferred income tax assets		4.5	14.1
Mortgage loans receivable		12.8	19.2
		1,828.7	1,838.9
Current assets			
Properties for sale		1,520.2	1,505.9
Properties under development		228.6	156.6
Mortgage loans receivable		0.3	0.3
Debtors, deposits and prepayments	7	144.3	71.8
Amount due from an associate		6.3	6.3
Current income tax assets		–	0.1
Bank balances and cash		143.2	86.5
		2,042.9	1,827.5
Current liabilities			
Creditors, deposits and accruals	8	79.9	89.7
Borrowings		327.1	104.0
Current income tax liabilities		27.6	7.8
		434.6	201.5
Net current assets		1,608.3	1,626.0
Total assets less current liabilities		3,437.0	3,464.9
Non-current liabilities			
Borrowings		–	212.9
Deferred income tax liabilities		4.4	3.9
		4.4	216.8
Net assets		3,432.6	3,248.1
Equity			
Share capital		61.7	61.7
Reserves		3,309.1	3,137.0
Proposed final dividend		61.8	49.4
Total equity		3,432.6	3,248.1

Notes:

1. **Basis of preparation and accounting policies**

    (a) *Basis of preparation*

    The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") issued by the Hong Kong Institute of Certified Public Accountants. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and investment properties, which are carried at fair value.

    (b) *Amendments and interpretations to published standards effective in 2006 and adopted by the group*

    During the year, the group adopted the new amendments and interpretations of HKFRSs and HKASs which are relevant to its operations.

    The group has assessed the impact of the adoption of these amendments and interpretations and considered that there was no significant impact on the group's results and financial position nor any substantial changes in the group's accounting policies.

2. **Turnover and segment information**

    The group is principally engaged in property investment and development, investment holding and property management.

    Segment information is presented in respect of the group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the group.

(a) Primary reporting format – business segments

As at and for the year ended 31st March 2007

	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	299.0	5.8	–	–	304.8
Segment results before provision	106.6	2.6	–	5.0	114.2
Write-back of provision against properties for sale	46.8	–	–	–	46.8
Write-back of impairment loss on leasehold land	56.4	–	–	–	56.4
Fair value gains on investment properties	0.9	–	–	–	0.9
Segment results	210.7	2.6	–	5.0	218.3
Unallocated costs					(0.9)
Operating profit					217.4
Finance costs					(6.0)
Share of results of associates	4.7	–	94.5	–	99.2
Profit before income tax					310.6
Income tax expense					(38.8)
Profit attributable to equity holders of the company					271.8
Segment assets	3,635.7	36.2	–	131.8	3,803.7
Associates	8.7	–	59.0	(4.3)	63.4
Unallocated assets					4.5
Total assets					3,871.6
Segment liabilities	365.7	36.3	–	5.0	407.0
Unallocated liabilities					32.0
Total liabilities					439.0
Capital expenditure	0.2	–	–	–	0.2
Depreciation	0.6	–	–	–	0.6
Amortisation	30.0	–	–	–	30.0

(a) *Primary reporting format – business segments (Continued)*

As at and for the year ended 31st March 2006

	Property development and leasing *HK$ Million*	**Property management** *HK$ Million*	**Hotel operation** *HK$ Million*	**Investment holding** *HK$ Million*	**Group** *HK$ Million*
Turnover	261.9	5.5	–	–	267.4
Segment results before provision	84.9	2.4	–	1.4	88.7
Write-back of provision against properties for sale	42.1	–	–	–	42.1
Write-back of impairment loss on leasehold land	24.8	–	–	–	24.8
Impairment of available-for-sale financial assets	–	–	–	(5.5)	(5.5)
Fair value gains on investment properties	1.5	–	–	–	1.5
Segment results	153.3	2.4	–	(4.1)	151.6
Unallocated costs					(0.9)
Operating profit					150.7
Finance costs					(5.3)
Share of results of associates	0.6	–	83.0	–	83.6
Profit before income tax					229.0
Income tax expense					(12.2)
Profit attributable to equity holders of the company					216.8
Segment assets	3,438.4	40.0	–	106.0	3,584.4
Associates	3.0	–	68.2	(3.4)	67.8
Unallocated assets					14.2
Total assets					3,666.4
Segment liabilities	362.3	39.5	–	4.8	406.6
Unallocated liabilities					11.7
Total liabilities					418.3
Capital expenditure	1.0	–	–	–	1.0
Depreciation	0.7	–	–	–	0.7
Amortisation	29.9	–	–	–	29.9

(b) Secondary reporting format – geographical segments

As at and for the year ended 31st March 2007

	Turnover *HK$ Million*	Operating profit *HK$ Million*	Total assets *HK$ Million*	Capital expenditure *HK$ Million*
Hong Kong	304.8	224.6	3,749.1	0.2
United States of America	–	(7.2)	122.5	–
	304.8	217.4	3,871.6	0.2

As at and for the year ended 31st March 2006

	Turnover *HK$ Million*	Operating profit *HK$ Million*	Total assets *HK$ Million*	Capital expenditure *HK$ Million*
Hong Kong	211.3	148.8	3,547.3	0.9
United States of America	56.1	1.9	119.1	0.1
	267.4	150.7	3,666.4	1.0

3. Operating profit

	2007 *HK$ Million*	2006 *HK$ Million*
Operating profit is stated after charging the following:		
Amortisation of leasehold land	30.0	29.9
Depreciation	0.6	0.7

4. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year.

	2007 *HK$ Million*	2006 *HK$ Million*
Current income tax		
Hong Kong profits tax	28.7	10.9
Overseas tax	–	0.2
Deferred income tax	10.1	1.1
	38.8	12.2

5. Dividends

	2007 *HK$ Million*	2006 *HK$ Million*
Interim, paid, of HK 8 cents (2006: HK 6 cents) per ordinary share	49.4	37.1
Final, proposed, of HK 10 cents (2006: HK 8 cents) per ordinary share	61.8	49.4
	111.2	86.5

6. Earnings per share

The calculation of earnings per share is based on the profit attributable to equity holders of the company of HK$271.8 million (2006: HK$216.8 million) and ordinary shares in issue of 617,531,425 (2006: 617,531,425). There were no potential dilutive ordinary shares outstanding during the year (2006: Nil).

7. Debtors, deposits and prepayments

	2007 *HK$ Million*	2006 *HK$ Million*
Debtors, aged		
0-3 months	112.9	11.8
Over 3 months	18.3	51.1
	131.2	62.9
Deposits and prepayments	13.1	8.9
	144.3	71.8

The carrying amounts of debtors and deposits approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the group has a large number of customers.

8. Creditors, deposits and accruals

	2007 *HK$ Million*	2006 *HK$ Million*
Creditors, aged		
0-3 months	3.9	1.7
Over 3 months	1.9	1.3
	5.8	3.0
Deposits and accruals	74.1	86.7
	79.9	89.7

The carrying amounts of creditors, deposits and accruals approximate their fair value.

BUSINESS REVIEW

Property Development

Superstructure work at the luxury residential project at Plunkett's Road on the Peak has already been finished and construction work is expected to be completed in November 2007. Recent sales at the Peak have achieved record prices.

The planning and rezoning of Stage One of French Valley Airport Center in California is expected to be finished in next few months and construction will begin thereafter.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your group has 35% interest, will continue to perform well in the next few years.

The shopping mall at the Sheraton-Hong Kong Hotel will be upgraded next year. This will enhance its competitiveness and income potential.

High-tech Investments

There is a recovery in the U.S. high-tech sector. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., Acme Packet, Inc. and Hansen Medical, Inc. through IPO's or sale. We expect marked improvement in return on our investments in this sector.

ASSETS VALUE

The group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the group's hotel properties, the group considers it appropriate also to present to shareholders, as set out below, supplementary information on the group's statement of net assets on the basis that the group were to state its hotel properties at their open market valuations as at 31st March 2007.

	2007 (Unaudited) *HK$ Million*	2006 (Unaudited) *HK$ Million*
Non-current assets, including interest in associates	1,828.7	1,838.9
Add: Attributable revaluation surplus relating to hotel properties[1]	1,938.3	1,922.1
	3,767.0	3,761.0
Current assets	2,042.9	1,827.5
Current liabilities	(434.6)	(201.5)
Net current assets	1,608.3	1,626.0
Total assets less current liabilities	5,375.3	5,387.0
Non-current liabilities	(4.4)	(216.8)
Net assets as if the hotel properties were stated at open market value	5,370.9	5,170.2
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$8.70	HK$8.37

[1] Based on open market valuations as at 31st March 2007.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associates.

At 31st March 2007, the group's borrowings net of cash, was HK$183.9 million as compared with HK$230.4 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$1,137.3 million. Approximately 88.4% of the group's borrowings were denominated in Hong Kong dollars and the remaining 11.6% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, all the group's borrowings were payable within one year.

The gearing ratio, which is calculated as the ratio of the bank borrowings to equity, is maintained at a low level of 9.5% at 31st March 2007. The gearing ratio was 9.8% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2007, amounted to HK$437.9 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$49.1 million for the year ended 31st March 2007. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of available-for-sale financial assets and properties under development as at 31st March 2007 of HK$150.4 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your group has been concentrating on.

As a result, the financial position of your group is very sound and solid. This will enable your group to take advantage of any new opportunities in the future.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company did not redeem any of its shares during the year. Neither the company nor any of its subsidiaries purchased or sold any of the company's shares during the year.

REVIEW OF FINANCIAL STATEMENTS

The Audit Committee has reviewed the group's financial statements for the year ended 31st March 2007, including the accounting principles and practices adopted by the group, in conjunction with the company's external auditor and internal auditor.

SCOPE OF WORK OF PRICEWATERHOUSECOOPERS

The figures in respect of the preliminary announcement of the group's results for the year ended 31st March 2007 have been agreed by the group's auditor, PricewaterhouseCoopers, to the amounts set out in the group's audited financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the year, the company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

    The company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

    Non-executive directors of the company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

A Special Resolution to amend the company's Bye-law 84(2) was passed at the Annual General Meeting held on 6th September 2006 in order to achieve compliance with code provision A.4.2 of the CG Code such that every director, including those appointed for a specific term (save for any chairman or managing director under the company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years.

Pursuant to section 4(g) of the Private Act of the company, any chairman or any managing director of the company shall not be subject to retirement by rotation under the Bye-laws.

Detailed information of the company's compliance of the CG Code will be set out in the Corporate Governance Report contained in the 2007 Annual Report.

ANNUAL GENERAL MEETING

The Annual General Meeting of the company will be held on 13th September 2007. The Notice of Annual General Meeting will be published and dispatched to the shareholders in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 27th June 2007

As at the date hereof, the board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

END